VITAE PHARMACEUTICALS, INC.
502 WEST OFFICE CENTER DRIVE

FORT WASHINGTON, PA 19034

September 23, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:                 Russell Mancuso

Tom Jones

Re:                 Vitae Pharmaceuticals, Inc.

Registration Statement on Form S-1 (File No. 333-198090)

Request for Acceleration of Effective Date

Dear Messrs. Mancuso and Jones:

As discussed with the Staff by telephone on September 23, 2014, Vitae Pharmaceuticals, Inc. (the “Registrant”) hereby withdraws its prior request for acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-198090), as amended (the “Registration Statement”), set forth in its letter dated September 19, 2014.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of its Registration Statement, so that it may become effective at 9:00 a.m. (Washington, D.C. time) on September 24, 2014, or as soon thereafter as practicable.  By separate letter, the representatives of the underwriters of the issuance of the securities being registered join this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact our legal counsel, Keith Scherer at (617) 648-9231 if you have any questions or would like additional information regarding this matter.

Sincerely,

Vitae Pharmaceuticals, Inc.

By:	/s/ Jeffrey S. Hatfield
Jeffrey S. Hatfield
Chief Executive Officer

cc:                                Keith Scherer, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP